February 6, 2019

Pat Obara
Chief Financial Officer
URANIUM ENERGY CORP
1030 West Georgia Street, Suite 1830
Vancouver, British Columbia, Canada V6E 2Y3

       Re: URANIUM ENERGY CORP
           Registration Statement on Form S-3
           Filed January 28, 2019
           File No. 333-229382

Dear Mr. Obara:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at (202) 551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Thomas J. Deutsch, Esq.